SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

Solicitation/ Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

CB BANCSHARES, INC.

(Name of Subject Company)

CB BANCSHARES, INC.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

124785106

(CUSIP Number of Class of Securities)

Dean K. Hirata
CB Bancshares, Inc.
201 Merchant Street
Honolulu, Hawaii 96813
(808) 535-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Fred B. White, III
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This communication may be deemed to include forward-looking statements, such as statements that relate to CB Bancshares' financial results. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent," "estimate," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would," and "could." Forward-looking statements are CB Bancshares current estimates or expectations of future events or future results. For such statements, CB Bancshares claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. CB Bancshares' 2002 Annual Report on Form 10-K and other periodic reports to the Securities and Exchange Commission contain additional information about factors that could affect actual results. All forward-looking statements included in this communication are based on information available at the time of the release, and CB Bancshares assumes no obligation to update any forward-looking statement.

The directors and certain executive officers of CB Bancshares may be deemed to be participants in the solicitation of proxies from the shareholders of CB Bancshares in connection with CB Bancshares' special meeting of shareholders (the "Special Meeting") under the Hawaii Control Share Acquisitions Statute. Information concerning such participants is contained in CB Bancshares' definitive proxy statement on Schedule 14A relating to CB Bancshares' 2003 Annual Meeting filed with the Securities and Exchange Commission (the "SEC") on March 12, 2003.

CB Bancshares filed a preliminary proxy statement on Schedule 14A with the SEC on May 5, 2003 with respect to its solicitation of proxies for use at the Special Meeting and, subject to future developments, CB Bancshares may file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to any tender/exchange offer made by Central Pacific Financial Corp. Shareholders of CB Bancshares are advised to read CB Bancshares' Solicitation/Recommendation Statement on Schedule 14D-9 and CB Bancshares' proxy statement for the Special Meeting when such documents become available because they will contain important information. Shareholders of CB Bancshares and other interested parties may obtain, free of charge, copies of the Schedule 14D-9 (when available), CB Bancshares' proxy statement and other documents filed by CB Bancshares with the SEC at the SEC's internet website at www.sec.gov. Each of these documents (when available) may also be obtained, free of charge, by calling investor relations at CB Bancshares at 808-546-8413.

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NEWSPAPER ADVERTISEMENT PUBLISHED BY CB BANCSHARES IN HAWAII LOCAL PRINT MEDIA

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NEWSPAPER ADVERTISEMENT PUBLISHED BY CB BANCSHARES IN HAWAII LOCAL PRINT MEDIA